SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Royce Global Trust, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

78080N108
(CUSIP Number)

Charles M. Royce, 1414 Avenue of the Americas, New York, New York 10019,
(212) 486-1445
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


January 31, 1997
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages

CUSIP No. 78080N108   13D     Page 2 of 5 Pages

1  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Charles M. Royce

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)   [  ]

                                  (b)   [  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

      PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)                      [  ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF
SHARES
BENEFICIALLY       7   SOLE VOTING POWER
OWNED BY
EACH                      412,300
REPORTING
PERSON             8   SHARED VOTING POWER
WITH
                   9   SOLE DISPOSITIVE POWER

                          412,300

                  10   SHARED DISPOSITIVE POWER

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          412,300

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                     [   ]

CUSIP No. 78080N108       13D         Page 3 of 5 Pages

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.08%

14  TYPE OF REPORTING PERSON*

           IN

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78080N108     13D        Page 4 of 5 Pages

Item 1.     Security and Issuer.

The title and class of equity securities to which this statement relates is Common Stock.

The name and address of the principal executive offices of the Issuer are:

                        Royce Global Trust, Inc.
                        1414 Avenue of the Americas
                        New York, New York 10019


Item 2.     Identity and Background.

(a)  The name of the person filing this statements is Charles M. Royce.

(b) Mr. Royce's business address is 1414 Avenue of the Americas, New York, New York 10019.

(c) Mr. Royce is President, Chief Investment Officer, Secretary, Treasurer and sole director and sole voting shareholder of Quest Advisory Corp., a registered investment adviser whose clients include the Issuer and other registered investment companies.
    He is director/trustee, President and Treasurer of the Issuer and such other investment companies. These companies are located at 1414 Avenue of the Americas, New York, New York 10019.

    Mr. Royce is also managing general partner of Quest Management Company, a registered investment adviser whose address is 8
    Sound Shore Drive, Greenwich, Connecticut 06830.

(d) Not applicable.

(e) Not applicable.

(f) Mr. Royce is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Royce used his own personal funds to obtain the $38,856.51 used to make the purchase of 8,100 shares at $4.7971 per share on January 31, 1997, which increased his beneficial holdings of the Issuer's Common Stock to over 5% of the outstanding shares of such class.


Item 4.  Purpose of Transaction.

         Mr. Royce purchased the shares of the Issuer's Common Stock as an investment for his own account.

CUSIP No. 78080N108        13D      Page 5 of 5 Pages

Item 5.  Interest in Securities of Issuer.

(a) Mr. Royce beneficially owned 412,300 shares or 5.08% of the Issuer's outstanding Common Stock as of January 31, 1997.

(b) Mr. Royce has sole voting and sole dispositive powers as to all of the shares shown in item 5(a) above.

(c) In the 60 days prior to the date of filing of this statement, Mr. Royce effected the following purchases of the Common Stock of the Issuer, all of which were effected in the open market:
      (i) 8,000 shares @$4.5312 per share on December 11, 1996; (ii) 21,500 shares @$4.50 per share on December 12, 1996; (iii) 5,300 shares @$4.50 per share on December 16, 1996; (iv) 9,700 shares @$4.50 per share on December 18, 1996; (v) 15,000 shares @$4.5938 per share on January 3, 1997; (vi) 5,000 shares @$4.5312 per share on January 10, 1997; (vii) 6,000 shares @$4.5312 per share on January 14, 1997; (viii) 1,000 shares @$4.5938 per share on January 16, 1997; (ix) 1,300 shares @$4.5938 per share on January 17, 1997; (x) 10,000 shares @$4.75 per share on January 21, 1997; (xi) 2,000 shares @$4.6875 per share on January 21, 1997; (xii) 600 shares @$4.6875 per share on January 22, 1997; (xiii) 6,400 shares @$4.6875 per share on January 23, 1997; (xiv) 2,700 shares @$4.6875 per share on January 27, 1997; (xv) 5,000 shares @$4.6875 per share on January 28, 1997; (xvi) 4,000 shares @$4.75 per share on January 30, 1997; and (xvii) 8,100 shares @$4.7971 per share on January 31, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Materials to be Filed as Exhibits.

         Not applicable.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                February 4, 1997
                                                (Date)


                                                S/CHARLES M. ROYCE
                                                (Signature)


                                                Charles M. Royce